EXECUTION VERSION

WHEATON PRECIOUS METALS CORP. AND WHEATON PRECIOUS METALS
INTERNATIONAL LTD.

as Borrowers

- and -

THE BANK OF NOVA SCOTIA
as Co-Lead Arranger, Joint Bookrunner and Administrative Agent

- and -

BANK OF MONTREAL
as Co-Lead Arranger, Joint Bookrunner and Syndication Agent

- and -

CANADIAN IMPERIAL BANK OF COMMERCE, NATIONAL BANK OF CANADA,

ROYAL BANK OF CANADA AND THE TORONTO-DOMINION BANK

as Co-Documentation Agents

- and -

BANK OF MONTREAL AND ROYAL BANK OF CANADA

as Co-Lead Sustainability Structuring Agents and Coordinators

- and -

THE BANK OF NOVA SCOTIA AND CANADIAN IMPERIAL BANK OF COMMERCE

as Co-Sustainability Agents

- and -

THE BANK OF NOVA SCOTIA, BANK OF MONTREAL, CANADIAN IMPERIAL

BANK OF COMMERCE, ROYAL BANK OF CANADA, THE TORONTO-DOMINION

BANK, EXPORT DEVELOPMENT CANADA, NATIONAL BANK OF CANADA AND

BANK OF AMERICA, N.A., CANADA BRANCH

as Lenders

FIRST AMENDING AGREEMENT TO THE SECOND AMENDED AND RESTATED REVOLVING TERM FACILITY CREDIT AGREEMENT

Dated as of June 22, 2023

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FIRST AMENDING AGREEMENT TO
SECOND AMENDED AND RESTATED REVOLVING TERM FACILITY CREDIT AGREEMENT

THIS AGREEMENT dated as of the 22nd day of June, 2023.

BETWEEN:

THE BANK OF NOVA SCOTIA, a Canadian chartered bank

(herein, in its capacity as administrative agent for the Lenders, called the "Administrative Agent")

- and -

WHEATON PRECIOUS METALS CORP., a corporation continued under the laws of the Province of Ontario, and WHEATON PRECIOUS METALS INTERNATIONAL LTD., an exempted company incorporated under the laws of the Cayman Islands,

(herein called the "Borrowers")

- and -

THE SEVERAL LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT

(herein and therein in their capacities as lenders to the Borrowers, collectively called the "Lenders" and individually called a "Lender")

WHEREAS the Borrowers, the Lenders and the Administrative Agent entered into a second amended and restated revolving term facility credit agreement dated as of July 18, 2022, in connection with a certain credit facility in favour of the Borrowers (the "Credit Agreement");

AND WHEREAS the Borrowers, the Lenders and the Administrative Agent hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

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ARTICLE 1
DEFINED TERMS

1.1 Capitalized Terms

All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2
AMENDMENTS TO CREDIT AGREEMENT

2.1 General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2 Defined Terms

(a) Section 1.1 of the Credit Agreement is hereby amended by adding the following definitions thereto in alphabetical order:

""First Amendment" means the first amending agreement to this agreement dated as of June 22, 2023 between the Borrowers, the Lenders and the Administrative Agent.

""First Amendment Effective Date" means the effective date of the First Amendment."

(b) The definition of "Maturity Date" in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

""Maturity Date" means June 22, 2028."

(c) The definition of "Science-Based Emissions Reduction Target Percentage" in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

""Science-Based Emissions Reduction Target Percentage" means, for any Fiscal Year, the ratio (expressed as a percentage) of (a) the aggregate Scope 3 Emissions from Subject Producing Assets calculated for the prior completed Fiscal Year, where the relevant Subject Producing Assets are subject to Science-Based Targets as of December 31 of such Fiscal Year to (b) the aggregate Scope 3 Emissions from all Subject Producing Assets calculated for the prior completed Fiscal Year, as disclosed in the applicable ESG Certificate."

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(d) A new definition of "Sustainability-Related Information" is hereby added as follows in alphabetical order:

""Sustainability-Related Information" shall have the meaning ascribed to such term in Section 10.1(s)."

(e) The definition of "Term SOFR Adjustment" in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

""Term SOFR Adjustment" means, for any calculation with respect to a Term Benchmark Loan, 0.10% (10 basis points) per annum."

2.3 Representations and Warranties

Section 10.1 of the Credit Agreement is hereby amended by adding, immediately after Section 10.1(r) therein, a new Section 10.1(s) as follows:

"(s) Sustainability-Related Information. Each Borrower hereby represents and warrants to the Lenders that all written and formally-presented information about its sustainability initiatives or strategy with respect to the SPT Metrics, Alternative SPT Metrics, and any  targets with respect thereto, which has been  provided to the Administrative Agent, the Co-Lead Sustainability Structuring Agents or any Lender by or on behalf of it (collectively, including the ESG Certificate, the "Sustainability-Related Information"), is true and accurate in all material respects as of the date it is provided or, if different, the date (if any) of which it is stated.  These representations and warranties are deemed to be made by each Borrower as of the First Amendment Effective Date, the date of each extension of credit hereunder following the First Amendment Effective Date and as of the last day of each Fiscal Quarter commencing on the last day of the Fiscal Quarter in which the First Amendment Effective Date falls and continuing until this agreement terminates; provided that it is understood and agreed that any breach of this Section 10.1(s) shall not constitute a Default or Event of Default or otherwise result in the failure of any condition precedent to any advance.

2.4 Affirmative Covenants

(a) Section 11.1(b)(i) of the Credit Agreement is hereby as follows:

(i) by deleting Section 11.1(b)(i) in its entirety and replacing it with a new Section 11.1(b)(i) as follows:

"(b) Sustainability Adjustment

(i) For the calendar year beginning on January 1, 2023 and for each calendar year thereafter, WPM shall provide the Administrative Agent and the Co-Lead Sustainability Structuring Agents, on the date in each calendar year which is the earlier of (i) 60 days after the publication of the Annual Sustainability Report for

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such year and (ii) September 30 in each such year (subject to extension as agreed between WPM and the Co-Lead Sustainability Structuring Agents, acting reasonably), with an ESG Certificate setting forth the most recent Science-Based Emissions Reduction Target Percentage, ESG Rating, the Diverse Leadership Percentage based on the Diversity Survey (subject to any adjustments to the calculation of any of the foregoing as may be agreed to by the Co-Lead Sustainability Structuring Agents and WPM, each acting reasonably); provided non-compliance with this clause by WPM will not constitute a default by any Obligor of any of their respective obligations under this agreement or under any other Credit Document, and will not result in any Default or Event of Default but such non-compliance will, however, trigger the obligations in Section 11.1(b)(ii) on WPM.  At least 15 days prior to the delivery of the ESG Certificate for the 2023 calendar year, WPM shall deliver to the Administrative Agent and the Co-Lead Sustainability Structuring Agents a verification (on a limited assurance basis) from the Climate Auditor confirming the Climate Baseline and a report from the Diversity Consultant, which report shall include the Diverse Leadership Baseline, provided however that if there is a material variance of the Climate Baseline or the Diverse Leadership Baseline, the provisions relating to the occurrence of a Recalculation Event in Section 11.1(b)(iv)(C) shall apply."

(ii) by adding a new Section 11.1(x) immediately after Section 11.1(w) therein as follows:

"(x) Sustainability-Related Information. WPM acknowledges and agrees that the Administrative Agent and the Lenders may rely, without independent verification, upon the accuracy, adequacy and completeness of the Sustainability-Related Information furnished by the Borrowers or the other Obligors to the Administrative Agent or any Lender and that neither the Administrative Agent nor any Lender assumes any responsibility or has any liability therefor or has an obligation to conduct any appraisal of any Sustainability-Related Information.

WPM shall: (i) within five Banking Days after WPM's determination that there was any material inaccuracy in Sustainability Adjustment or the SPT Metrics as reported on the applicable ESG Certificate, deliver written notice of such inaccuracy to the Administrative Agent thereof; (ii) concurrent with the deliveries of financial statements pursuant to Sections 11.1(a)(i) and 11.1(a)(ii), notify the Administrative Agent  (A) of any material change in any previously-delivered written and formally-presented

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information about WPM's sustainability strategy or initiatives relating to the SPT Metrics, or the Alternative SPT Metrics, as applicable, and any targets with respect thereto, (B) if WPM determines that any Sustainability-Related Information furnished by WPM or any of the other Obligors to the Administrative Agent or any Lender  was, on the date it was provided or, if different, the date (if any) of which it was stated, inaccurate, untrue, incomplete or misleading, in each case, in any material respect and (C) of the appointment of any successor Climate Auditor; and (iii) supplement the Sustainability-Related Information from time to time to ensure that the representations and warranties made under Section 10.1 are true, correct and complete in all material respects;

provided that it is understood and agreed that any breach of this Section 11.1(x) shall not constitute a Default or Event of Default or otherwise result in the failure of any condition precedent to any advance or the issuance of any letter of credit.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrowers hereby represent and warrant to the Lenders and the Administrative Agent that the representations and warranties of the Borrowers which are contained in Section 10.1 of the Credit Agreement, as hereby amended, are true and correct on the date hereof as if made on the date hereof.

ARTICLE 4
CONDITION PRECEDENT

4.1 Conditions Precedent to Effectiveness of this Agreement

This agreement shall not become effective until the following conditions precedent are fulfilled:

(a) this agreement shall have been executed and delivered by each of the Borrowers, the Administrative Agent and the Lenders;

(b) the attached acknowledgement and consent shall have been executed and delivered by each Guarantor to the Administrative Agent;

(c) the Borrowers shall have paid to the Lenders and to The Bank of Nova Scotia and Bank of Montreal, in their respective capacities as co-lead arrangers of the Credit Facility (the "Joint-Lead Arrangers") all fees and expenses required to be paid in connection with the fee letter of even date executed by the Borrowers and the Joint-Lead Arrangers.

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ARTICLE 5
MISCELLANEOUS

5.1 No Default

The Borrowers represent and warrant to and in favour of the Administrative Agent and the Lenders that no Default has occurred and is continuing as at the date this agreement becomes effective and no Default would arise immediately thereafter.

5.2 Future References to the Credit Agreement

On and after the date of this agreement, each reference in the Credit Agreement to "this agreement", "hereunder", "hereof", or words of like import referring to the Credit Agreement, and each reference in any related document to the "Credit Agreement", "thereunder", "thereof", or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby.  The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.3 Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

5.4 Enurement

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.5 Conflict

If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.  This agreement shall not create any novation.

5.6 No Waiver

This agreement shall not limit, impair or constitute a waiver of the rights, powers or remedies available to the Administrative Agent or the Lenders under the Credit Agreement or any other Credit Document.

5.7 Credit Document

This agreement shall be deemed to be a Credit Document.

5.8 Further Assurances

Each Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may

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reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

5.9 Counterparts

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

[Remainder of page intentionally blank.]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

Wheaton Precious Metals Corp. Suite 3500 - 1021 West Hastings St. Vancouver, British Columbia V6E 0C3	WHEATON PRECIOUS METALS CORP.
	By:	/s/ Gary Brown
Name: Gary Brown
Attention: Gary Brown Email: gary.brown@wheatonpm.com		Title: SVP & CFO

By:
Name:
Title:

Wheaton Precious Metals International Ltd. Suite 300, 94 Solaris Avenue Camana Bay P.O. Box 1791 GT Grand Cayman, Cayman Islands KY1-1109	WHEATON PRECIOUS METALS INTERNATIONAL LTD.
	By:	/s/ Nik Tatarkin
Name: Nik Tatarkin
Attention: Gary Brown Email: gary.brown@wheatonpm.com		Title: President

By:
Name:
Title:

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The Bank of Nova Scotia Global Loan Syndications - Agency Services 40 Temperance Street, 6th Floors Toronto, Ontario M5H 0B4 Attention: Head of Agency Services Email: agency.services@scotiabank.com	THE BANK OF NOVA SCOTIA, as Administrative Agent

	By:	/s/ Clement Yu
Name: Clement Yu
Title: Director

	By:	/s/ Ryan Moonilal
Name: Ryan Moonilal
Title: Associate

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The Bank of Nova Scotia Global Loan Syndications - Agency Services 40 Temperance Street, 6th Floors Toronto, Ontario M5H 0B4 Attention: Head of Agency Services Email: agency.services@scotiabank.com	THE BANK OF NOVA SCOTIA, as Lender

	By:	/s/ Kurt Foellmer
Name: Kurt Foellmer
Title: Director

	By:	/s/ Lavinia Ban
Name: Lavinia Ban
Title: Associate Director

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Bank of Montreal 885 West Georgia Street 18th Floor Vancouver, BC V6C 3G1 Attention: Ben Rough, Director, Corporate Banking Email: ben.rough@bmo.com	BANK OF MONTREAL, as Lender

	By:	/s/ Ben Rough
Name: Ben Rough
Title: Director

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Canadian Imperial Bank of Commerce Global Mining Corporate Banking 161 Bay Street, 8th Floor Toronto, Ontario M5J 2S8	CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

	By:	/s/ Mark Saraiva
Name: Mark Saraiva
Title: Executive Director
Attention: Mark Saraiva, Executive Director Email: Mark.Saraiva@cibc.com
	By:	/s/ Peter Yoo
Name: Peter Yoo
Title: Director

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Royal Bank of Canada 4th Floor, South Tower Royal Bank Plaza 200 Bay Street Toronto, ON M5J 2W7	ROYAL BANK OF CANADA, as Lender

	By:	/s/ Stam Fountoulakis
Name: Stan Fountoulakis
Title: Authorized Signatory
Attention: Stam Fountoulakis, Managing Director Email: stam.fountoulakis@rbccm.com

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The Toronto-Dominion Bank 700 West Georgia St., Suite 1700 Vancouver, B.C. V7Y 1B6	THE TORONTO-DOMINION BANK, as Lender
	By:	/s/ Rahim Kabani
Name: Rahim Kabani
Title: Managing Director
Attention: Rahim Kabani Email: Rahim.kabani@tdsecurities.com
	By:	/s/ Ben Montgomery
Name: Ben Montgomery
Title: Director

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Export Development Canada 150 Slater Street Ottawa, ON K1A 1K3	EXPORT DEVELOPMENT CANADA, as Lender

	By:	/s/ Sanda Mikulic
Name: Sanda Mikulic
Title: Financing Manager
Attention: Senior Loans Services Manager Email:
	By:	/s/ Albert Dolghiu
Name: Albert Dolghiu
Title: Senior Associate

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National Bank of Canada 130 King Street West 32nd Floor, Toronto, Ontario, M5X 1J9 Attention: Allan Fordyce Email: Allan.fordyce@nbc.ca	NATIONAL BANK OF CANADA, as Lender

	By:	/s/ Allan Fordyce
Name: Allan Fordyce
Title: Managing Director

	By:	/s/ David Torrey
Name: David Torrey
Title: Managing Director & Head

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Bank of America, N.A., Canada Branch 574 - 1055 Dunsmuir Street PO BOX 49295 Vancouver, BC V7X 1L3 Attention: David Rafferty, Senior Vice President Email: david.rafferty@bofa.com	BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

	By:	/s/ David Rafferty
Name: David Rafferty
Title: Senior Vice President

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ACKNOWLEDGEMENT AND CONSENT

The undersigned, each being a guarantor of the applicable Obligations under, inter alia, the Credit Agreement, hereby acknowledge, agree to and consent to the foregoing amendments to the Credit Agreement and hereby confirm their obligations under their respective Guarantee.

WHEATON PRECIOUS METALS CORP.

By:	/s/ Gary Brown
Name: Gary Brown
Title: SVP & CFO

By:
Name:
Title:

WHEATON PRECIOUS METALS INTERNATIONAL LTD.

By:	/s/ Nik Tatarkin
Name:	Nik Tatarkin
Title:	President

By:
Name:
Title:

SILVER WHEATON LUXEMBOURG S.À R.L.

By:	/s/ Ounesh Reebye
Name:	Ounesh Reebye
Title:	Manager A

By:	/s/ Jaques de Patoul
Name:	Jaques de Patoul
Title:	Manager B

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WHEATON PRECIOUS METALS (CAYMAN) CO.

By:	/s/ Nik Tatarkin
Name:	Nik Tatarkin
Title:	President

By:
Name:
Title:

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